Exhibit 99.1

RepliCel Signs Two Key Service Partnerships for Final Prototype Manufacturing and Testing of its Dermal Injector

Two European firms team up to lead RepliCel's next-generation dermal injector (RCI-02) to market-ready status

VANCOUVER, Feb. 28, 2017 /CNW/ - RepliCel Life Sciences Inc. (OTCQB:REPCF) (TSXV:RP) (FRA:P6P2) ("RepliCel" or the "Company"), a clinical stage regenerative medicine company developing unique biologic products for pattern baldness and thinning hair, aging and sun-damaged skin, and chronic tendon degeneration, today announced it has recently signed agreements with two European firms both of whom have committed to work with RepliCel to get the Company's commercial-grade RCI-02 dermal injector prototypes manufactured and tested.

"The execution of these agreements covers what we believe to be the final stages needed to prepare RCI-02 for a market authorization application in the form of a CE mark in Europe," stated RepliCel President and CEO, R. Lee Buckler. "With our first functional protoypes scheduled for this summer, we continue to work toward having this device ready for a CE mark application and in the hands of a licensing and commercial partner next year," stated Buckler.  "Meanwhile," he concluded, "while we had originally hoped to receive some of our clincal data in February, we remain confident all three clinical data sets will be received and announced very shortly and all still before the end of the Quarter."

AMI is an Austrian manufacturer of medical technology based near the shores of Lake Constance, within easy reach of Germany and Switzerland. AMI develops, manufactures and distributes their medical products throughout the world. All of them are made according to the highest quality standards and enable doctors to take even better care of their patients.

"We are proud of our unique working relationship with AMI given that they typically only work on their own products," stated RepliCel's Co-Founder and Chief Medical Officer who is also a practicing dermatologist in Germany. "Their commitment to working with us on our device is a testament to their belief in the product's value and its ultimate potential to be widely adopted by the aesthetics industry."

Art of Technology ("AoT"), based in Zurich Switzerland is an independent contract developer specializing in the design, development and miniaturization of complex customer specific electronic devices and embedded systems for use in industrial, medical and space applications. Certified in accordance with ISO9001 and ISO13485, the firm emphasizes consistent quality documentation throughout the duration of a project including risk analysis, management and technical documentation to support CE approval.

About RCI-02
The RCI-02 injector was designed with input from dermatologists, industrial designers, and electronic and medical device engineers to improve the delivery of a variety of injectables in a controlled, precise manner, removing the risks and uncertainties of injection outcomes currently resulting from manually operated, single-needle syringes.

RCI-02 is the world's first motorized injection device with programmable depth and volume, a built-in Peltier element for pre-injection anaesthetising, and interchangeable needle head configurations. It is designed to deliver a variety of injectable substances including cells, dermal fillers, drugs or biologics intradermally (dermis), subcutaneously (fat) or intramuscularly (muscle) via an array of needle configurations ranging from a single needle to a 16 needle configuration (4x4) on one head.  These interchangeable heads can be used to perform a variety of procedures, increase surface area coverage and speed-up procedure times.

About RepliCel Life Sciences
RepliCel is a regenerative medicine company focused on developing autologous cell therapies that address conditions caused by a deficit of healthy cells required for normal tissue healing and function. The Company's product pipeline is comprised of two ongoing clinical trials (RCT-01 for tendon repair and RCS-01 for skin rejuvenation) as well as its RCH-01 hair restoration product under exclusive license by Shiseido Company for certain Asian countries. All product candidates are based on RepliCel's innovative technology, utilizing cell populations isolated from a patient's healthy hair follicles. RepliCel has also developed a proprietary injection device (RCI-02) optimized for the administration of its products and licensable for use with other dermatology applications. Please visit http://replicel.com/ for additional information.

Forward-Looking Statements
This and related press release contain forward-looking statements and information that involve various risks and uncertainties regarding future events, including, but not limited to, statements regarding: (i) that the dermal injector device will result in a near term commercial opportunity for revenue generation; (ii) that the dermal injector will improve the injection of hyaluronic acid-based dermal fillers; (iii) that the device's simplicity and programmability is expected to enable less-experienced injection specialists to deliver predictable and consistent outcomes; (iv) that the dermal injector will be RepliCel's next licensing deal; (v) that the dermal injector, once developed, will represent game-changing reliability, reproducibility, and programmability of three dimensional skin injections; (vi) that future iterations of the technology and device will be optimized for other injectables such as drugs, biologics, vaccines, fat grafts, etc.; (vii) that the device will be ready for a CE-mark application and potential market launch in 2018; (viii) that the overall benefits of dermal injector technology include improved handling, reduction or elimination of the need for local anesthetic, quicker procedure times, improved patient experience, and a significant expansion of the areas that can be addressed with dermal fillers due to the ability to conduct broad, shallow, and evenly-dispersed injections; (ix) that the device will have a profound impact on all dermal injections; and (x) the dermal injector device will be able to be used for fine wrinkles across broad areas, like fine wrinkles in the face, hands and décolleté. These statements are only predictions and involve known and unknown risks which may cause actual results and the Company's plans and objectives to differ materially from those expressed in the forward-looking statements, including: the risk that the Company will not obtain CE mark clearance or other necessary regulatory approvals; the risk that there will be delays enrolling clinical trial participants; the risk that the Company will receive negative results from the Company's clinical trials; the effects of government regulation on the Company's business; risks associated with the Company obtaining approval for its clinical trial in Germany; risks associated with the Company obtaining all necessary regulatory approvals for its various programs in Canada, the USA and Germany; risks associated with the Company's ability to obtain and protect rights to its intellectual property; risks and uncertainties associated with the Company's ability to raise additional capital; and other factors beyond the Company's control. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity or performance. Further, any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of such factors on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Readers should consult all of the information set forth herein and should also refer to the risk factor disclosure outlined in the Company's annual report on Form 20-F for the fiscal year ended December 31, 2015 and other periodic reports filed from time-to-time with the Securities and Exchange Commission on Edgar at www.sec.gov and with the British Columbia Securities Commission on SEDAR at www.sedar.com.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE RepliCel Life Sciences Inc.

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%CIK: 0001205059

For further information: Lee Buckler, CEO and President, Telephone: 604-248-8693, lee@replicel.com

CO: RepliCel Life Sciences Inc.

CNW 06:00e 28-FEB-17